
12025086



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

February 21, 2012

Christopher A. Butner
Chevron Corporation
cbutner@chevron.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-21-12

Re: Chevron Corporation
Incoming letter dated January 16, 2012

Dear Mr. Butner:

This is in response to your letter dated January 16, 2012 concerning the shareholder proposal submitted to Chevron by James B. Hoy and Marjorie A. Hoy. We also have received a letter from the proponents dated January 24, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: James B. Hoy
*** FISMA & OMB Memorandum M-07-16 ***

February 21, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Chevron Corporation
Incoming letter dated January 16, 2012

The proposal requests that Chevron provide a report on the hazards of offshore oil drilling that contains information specified in the proposal.

There appears to be some basis for your view that Chevron may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Chevron's 2012 proxy materials. In this regard, we note your representation that the other proposal was previously submitted to Chevron by another proponent. Accordingly, we will not recommend enforcement action to the Commission if Chevron omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Louis Rambo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: JAMES HOY *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, January 24, 2012 2:47 PM
To: shareholderproposals
Cc: cbutner@chevron.com; ckned@bellsouth.net
Subject: Hoy Shareholder Proposal Resubmission at Chevron

*** FISMA & OMB Memorandum M-07-16 ***

January 24, 2012

VIA E-MAIL

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

Re: Chevron Corporation Stockholder Proposal of James B. and

Marjorie A. Hoy Resubmission of Proposal entitled

"Investment Hazards of Offshore Oil Drilling"

Dear Ladies and Gentlemen:

My wife and I resubmitted, in a timely manner, our proposal that received more than eight percent of the vote at the 2011 Chevron Corporation Annual Meeting of Stockholders. Chevron has suggested exclusion of our proposal, claiming similarity to another proposal submitted earlier by another party. Chevron may be particularly hopeful of excluding our proposal in light of Chevron's deepwater oil spill in November 2011 off the coast of Brazil. The BP Deepwater Horizon disaster of 2010 emphasizes the extreme financial hazards of offshore oil drilling. Offshore drilling is the focus of our proposal. The 2011 Chevron oil spill in Brazil reemphasizes our concern about investment risks.

We believe that it would be unfair to exclude our proposal, which received adequate votes for resubmission, in favor of another proposal that has not been voted upon. Also, to allow exclusion would invite collusion between corporations and a stockholder to submit a weak alternative or flawed proposal that could then be excluded on other grounds.

If the deciding factor for exclusion is the date of a timely submission a proponent might submit a proposal for 2013 in very early 2012, thereby preempting all other submissions, and creating a paper logjam.

In summary, the investment hazards of offshore drilling for oil is an issue that should not be avoided by excluding our proposal in favor of an unproven proposal that is preferred by Chevron. We ask that fairness and logic guide the Commission, and that our proposal be included in the 2012 Chevron proxy statement.

Sincerely yours,

James B. Hoy, Ph. D.

Cc: cbutner@chevron.com



Christopher A. Butner
Assistant Secretary &
Managing Counsel,
Securities/
Corporate Governance

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road
T-3180
San Ramon, CA 94583
Tel: 925-842-2796
Fax: 925-842-2846
Email: cbutner@chevron.com

January 16, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Chevron Corporation*
Stockholder Proposal of James B. and Marjorie A. Hoy
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Chevron Corporation ("Chevron") intends to exclude from its proxy statement and form of proxy for its 2012 Annual Meeting of Stockholders (collectively, the "2012 Proxy Materials") a stockholder proposal and statements in support thereof (the "Hoy Proposal") submitted by James B. and Marjorie A. Hoy (together, the "Proponent").

Pursuant to Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before Chevron intends to file its definitive 2012 Proxy Materials with the Commission and have concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if it elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to Chevron.

THE PROPOSAL

The Hoy Proposal, received on December 12, 2011 and attached to this letter as **Exhibit A** together with related correspondence from the Proponent, proposes that Chevron prepare and deliver to stockholders a report that includes:

a) the numbers of all offshore oil wells (exploratory, production and out-of-production) that Chevron Corporation owns or has partnership in;
b) current and projected expenditures for remedial maintenance and inspection of out-of-production wells; and

c) cost of research to find effective containment and reclamation following marine oil spills.

BASIS FOR EXCLUSION

We respectfully request that the Staff concur in our view that the Hoy Proposal may be excluded from Chevron's 2012 Proxy Materials under Rule 14a-8(i)(11) because it substantially duplicates a proposal previously submitted to Chevron by the American Federation of Labor and Congress of Industrial Organizations (the "AFL-CIO Proposal") that Chevron intends to include in its 2012 Proxy Materials. On December 6, 2011, six days before Chevron received the Hoy Proposal, Chevron received the AFL-CIO Proposal, which is attached to this letter as **Exhibit B** together with related correspondence.

Last year, the Staff concurred with Chevron's view that the Hoy Proposal and the AFL-CIO Proposal are substantially duplicative for purposes of Rule 14a-8(i)(11). Both the Hoy Proposal and the AFL-CIO Proposal were submitted to Chevron for inclusion in Chevron's 2011 proxy materials. The Hoy Proposal is identical to the proposal the Proponent submitted to Chevron in 2010, and the AFL-CIO Proposal is virtually identical to the proposal it submitted to Chevron in 2010, except that, like the Hoy Proposal, the AFL-CIO Proposal now specifically requests that the proposed report also cover "the Board's oversight of... oil drilling rigs." In 2010, the Hoy Proposal was submitted before the AFL-CIO Proposal, hence our 2011 decision to exclude the AFL-CIO Proposal under Rule 14a-8(i)(11). In *Chevron Corp.* (avail. Mar. 21, 2011), a copy of which is attached as **Exhibit C**, the Staff concurred that Chevron could exclude the AFL-CIO Proposal from its 2011 proxy materials because it substantially duplicated the Hoy Proposal.

ANALYSIS

The Hoy Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates The AFL-CIO Proposal that Chevron Intends to Include In Its 2012 Proxy Materials.

Rule 14a-8(i)(11) provides that a stockholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The "purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

The test under Rule 14a-8(i)(11) for whether one proposal substantially duplicates another is whether the core issues to be addressed by the proposals are substantially the same. *See, generally, The Proctor & Gamble Co.* (avail. Jul. 21, 2009); *JP Morgan Chase & Co.* (avail. Mar. 18, 2009); *Qwest Communications Int'l, Inc.* (avail. Mar. 8, 2006). Importantly, proposals need not be identical to be excludable under Rule 14a-8(i)(11). Rather, the Staff has consistently taken the position that proposals with the same "principal thrust" or "principal focus," are substantially duplicative even if the proposals differ as to terms or scope. *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993) For example, in *Chevron Corp.* (avail. Mar. 23, 2009, *recon. denied* Apr. 6, 2009), the Staff concurred that Chevron could exclude from its 2009 proxy materials a proposal requesting that Chevron prepare a report on "the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest" because it substantially duplicated another proposal previously submitted to Chevron that requested Chevron "publicly adopt quantitative, long-term goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations" and that Chevron report on its plans to achieve those goals. The Staff agreed with Chevron that although phrased differently, the principal thrust or principal focus of the proposals was to reduce Chevron's greenhouse gas emissions. *See also Wells Fargo & Co.* (avail Feb. 8, 2011) (concurring that proposal seeking a review and report on the company's controls related to loan modifications, foreclosures and securitizations substantially duplicated proposal seeking a report that would include "home preservation rates" and "loss mitigation outcomes."); *General Motors Corp.* (avail. Mar. 13, 2008) (concurring that proposal requesting "that a committee of independent directors. . . assess the steps the company is taking to meet new fuel economy and greenhouse gas emission standards for its fleets of cars and trucks, and issue a report to shareholders" substantially duplicated proposal requesting that "the Board of Directors publicly adopt quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from the company's products and operations; and that the company report to shareholders").

The Hoy Proposal and the AFL-CIO Proposal are substantially duplicative under this analysis. The AFL-CIO Proposal proposes that Chevron's Board of Directors prepare a report concerning the steps Chevron has taken to reduce the risks of accidents in its operations. Specifically, the AFL-CIO Proposal requests that the proposed report describe "the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries, oil drilling rigs and other equipment." Chevron intends to include the AFL-CIO Proposal in its 2012 Proxy Materials.

As indicated to the Staff last year in connection with these same proposals, although phrased differently, the principal thrust or principal focus of the proposals is the same--how Chevron is addressing the risk of accidents from its operations. Both proposals request a report relating to these risks. The AFL-CIO Proposal proposes a report that describes the steps Chevron has taken to "reduce the risk of accidents" and the "Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries, oil drilling rigs and other equipment." The Hoy Proposal similarly proposes a report on accident risk and process safety management, specifically requesting information on "expenditures for remedial maintenance and inspection of out of production wells. . . and the cost of research to find effective containment and reclamation following marine spills." Because the core subject matter of the two proposed reports is the same, the content of the two reports would substantially overlap. Indeed, the scope of the report proposed in the AFL-CIO Proposal is broader than that of the Hoy Proposal such that the report proposed in the former undoubtedly would subsume and include the information to be included in the report proposed in the latter.

In addition, as we also indicated to the Staff last year in connection with these same proposals, the purpose of the proposed reports is the same--greater transparency in Chevron's accident risk reporting and protection of stock value. The proposed report in the AFL-CIO Proposal is intended to "provide transparency and increase investor confidence in" Chevron. The proposed report in the Hoy Proposal is intended to give stockholders information relative to the "exceptional risk associated with offshore drilling" because these risks "can be unpredictable and detrimental to corporation stock value."

Further, as we also indicated to the Staff last year, the concerns animating the proposals are the same--operational and process safety, accident avoidance, and the environment. The AFL-CIO Proposal speaks of "petroleum industry accidents" and "safety violations," and also highlights specifically the Deepwater Horizon incident and Chevron's own safety violations. The Hoy Proposal similarly speaks of "extraordinary economic, environmental and human community disruption" that may result from accidents in operations and highlights specifically the Deepwater Horizon incident and Chevron's own safety violations.

The fact that the Hoy Proposal does not specifically mention "refineries" or "other equipment" as does the AFL-CIO Proposal does not alter the analysis under Rule 14a-8(i)(11). The Staff has concluded that Rule 14a-8(i)(11) is available even when one proposal touches upon matters not addressed in the other proposal. *See, for example, The Proctor & Gamble Company* (avail. July 21, 2009) (concurring that proposal requesting adoption of a "triennial executive pay vote program," and institution of a triennial compensation committee forum with stockholders substantially duplicated proposal merely calling for annual say-on-pay vote); *Cooper Industries Ltd.* (avail. Jan. 17, 2006) (concurring that proposal requesting that company "review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings" substantially duplicated proposal requesting that the company "commit itself to the implementation of a code of conduct based on ILO human rights standards and United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights"). Moreover, as mentioned previously, the scope of the report proposed in the AFL-CIO Proposal is much broader than of the Hoy Proposal indicating that the report proposed in the former undoubtedly would subsume and include the information to be included in the report proposed in the latter.

Even if the proposed report in the Hoy Proposal was broader or different in scope than the proposed report in the AFL-CIO proposal, which it is not, that fact would be irrelevant to the Rule 14a-8(i)(11) analysis because the principal thrust or principal focus of the proposals remains the same. *See, for example, General Motors Corp.* (avail. Apr. 5, 2007) (concurring that proposal requesting report outlining company's political contribution policy along with statement of non-deductible political contributions made during the year substantially duplicated proposal requesting annual statement of each political contribution); *General Electric Co.* (avail. Jan. 22, 2003) (concurring that proposal that board "review and report upon altering executive compensation policies to consider freezing executive salaries during periods of large layoffs, establishing a maximum ratio between the highest paid executive officer and the lowest-paid employee and seeking shareholder approval for executive severance or retirement plans exceeding two times annual salary" substantially duplicated proposal requesting that the "Compensation Committee prepare a report comparing the total compensation of the company's top executives and its lowest paid workers"); *Wal-Mart Stores, Inc.* (avail. Apr. 3, 2002) (concurring that proposal requesting report on gender equality substantially duplicated proposal requesting report on affirmative action policies and programs).

Finally, because the Hoy Proposal substantially duplicates the AFL-CIO Proposal there is a risk that Chevron's stockholders may be confused if asked to vote on both proposals. If both proposals are included in Chevron's 2012 Proxy Materials, stockholders would assume incorrectly that there must be substantive differences between the two proposals and the requested reports. This confusion would result not only from each proposal's request for a report that overlaps and duplicates the other but also each proposal's references to accident risk reporting and oversight, process safety and oversight, investor confidence and stock value, and the Deepwater Horizon incident and Chevron's own safety violations. As mentioned above, the principal "purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). Thus, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11) and the Staff's concurrence with Chevron last year with respect to the same proposals, Chevron believes that the Hoy Proposal may be excluded from its 2012 Proxy Materials because it substantially duplicates the AFL-CIO Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Chevron excludes the Proposal from its 2012 Proxy Materials. If we can be of any further assistance in this matter, please do not hesitate to call me at (925) 842-2796.

Sincerely yours,



Christopher A. Butner
Assistant Secretary and Managing Counsel

Enclosures

cc: Lydia I. Beebe, Chevron Corporation
R. Hewitt Pate, Chevron Corporation
James B. and Marjorie A. Hoy
(by email ckned@bellsouth.net and FedEx)

Exhibit A

James B. Hoy

December 4, 2011

Certified Mail: Return Receipt Requested

Chevron Corp.

6001 Bollinger Canyon Rd.

San Ramon, CA 94583

Dear Sirs:

We as shareholders in Chevron Corp. submit for inclusion in the 2012 proxy statement for the shareholders' meeting the enclosed proposal and supporting statement. We have been shareholders for more than one year and intend to hold the shares until after the 2012 meeting. Our shares are held in street name by Morgan Stanley in three accounts, including Marjorie A. Hoy IRA.

Very truly yours,



James B. Hoy



Marjorie A. Hoy

Enclosure

Cc: John Harrington, Robert van der Plas, et al

Investment Hazards of Offshore Oil Drilling

Whereas, offshore oil wells are an important source of oil,

Whereas, offshore oil wells require exceptional drilling technology,

Whereas out-of-control offshore oil wells can cause extraordinary economic, environmental and human community disruption,

Whereas, out-of control offshore oil wells can have devastating impact on corporation stock value, reputation and liabilities of the corporation that owns or is a partner in the well,

Whereas, litigation, reclamation and restitution expenses following an out-of-control offshore oil well can be unpredictable and detrimental to corporation stock value,

Be it Resolved: That the shareholders of Chevron Corporation recommend preparation and delivery to all shareholders a report that includes,

a) The numbers of all offshore oil wells (exploratory, production and out-of-production) that Chevron Corporation owns or has partnership in
b) Current and projected expenditures for remedial maintenance and inspection of out-of-production wells
c) Cost of research to find effective containment and reclamation following marine oil spills.

Supporting Statement

BP's out-of-control deepwater drilling rig explosion and subsequent oil spill has brought into focus the hazards of offshore oil production. The BP incident resulted in catastrophic loss of share value and distress sale of corporate assets. Chevron Corporation had an oil spill in the Gulf of Mexico in the 1970's that resulted in massive fines by the U.S. E.P.A. for multiple violations in which blow-out-preventers (storm chokes) were not installed. Shareholders need to know the amount of exceptional risk associated with offshore drilling. Furthermore, shareholders need to know the internal planning response of Chevron Corporation's management to the BP disaster. Please vote FOR this proposal for needed information regarding the extraordinary risks associated with offshore oil production.

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR
AFL
CIO
CONGRESS OF INDUSTRIAL ORGANIZATIONS

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 6, 2011

Sent by Facsimile and UPS

Ms. Lydia I. Beebe, Corporate Secretary
and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Dear Ms. Beebe,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2011 proxy statement of Chevron Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2012 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 1461 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Rob McGarrah at 202-637-5335.

Sincerely,

D. F. Pedrotty

Daniel F. Pedrotty, Director
Office of Investment

DFP/sw
opeiu #2, afl-cio

Attachment

Exhibit B

Resolved: Shareholders of Chevron Corporation (the "Company") urge the Board of Directors (the "Board") to prepare a report, within ninety days of the 2012 annual meeting of stockholders, at reasonable cost and excluding proprietary and personal information, on the steps the Company has taken to reduce the risk of accidents. The report should describe the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries, oil drilling rigs and other equipment.

Supporting Statement:

The 2010 BP Deepwater Horizon explosion and oil spill in the Gulf of Mexico resulted in the largest and most costly human and environmental catastrophe in the history of the petroleum industry. Eleven workers were killed when the BP Deepwater Horizon drilling platform exploded. In 2005, an explosion at BP's refinery in Texas City, Texas, cost the lives of 15 workers, injured 170 others, resulting in the largest fines ever levied by the Occupational, Safety and Health Administration ("OSHA") ("BP Faces Record Fine for '05 Refinery Explosion," *New York Times*, 10/30/2009).

BP's accidents are not unique in the petroleum industry. A 2010 explosion at the Tesoro refinery in Anacortes, Washington, killed seven workers and resulted in more than six months of downtime at the 120,000 barrels per day refinery ("Tesoro Sees Anacortes at Planned Rates by mid-Nov.," *Reuters*, 11/5/2010). The director of the Washington State Department of Labor and Industry stated that "The bottom line is this incident, the explosion and these deaths were preventable," and levied an initial penalty of $2.39 million ("State Fines Tesoro $2.4 Million in Deadly Refinery Blast," *Skagit Valley Herald*, 10/4/2010).

We believe that OSHA's national emphasis program for petroleum refineries has revealed an industry-wide pattern of non-compliance with safety regulations. In the first year of this program, inspections of 14 refineries exposed 1,517 violations, including 1,489 for process safety management, prompting OSHA's director of enforcement to declare "The state of process safety management is frankly just horrible" ("Process Safety Violations at Refineries 'Depressingly' High, OSHA Official Says," *BNA Occupational Safety and Health Reporter*, 8/27/2009).

OSHA has recorded safety violations at our Company. Since 2005, OSHA inspectors have revealed 6 serious process safety violations, as well as 14 other violations, 6 of which were categorized as "serious" (http://osha.gov/pls/imis/establishment.inspection_detail?id=314324187&id=313639940&id=311074876&id=311074728&id=311418974&id=311418057&id=301127254&id=308321124&id=308320720). Chevron also faces fines for an oil spill in November, 2011 off the coast of Rio de Janeiro that "could complicate Chevron's hopes of gaining access to new offshore exploration areas" ("Brazil: Chevron Faces Fines of $83 Million in Oil Spill," *New York Times*, 11/21/2011).

In our opinion, the cumulative effect of petroleum industry accidents, safety violation citations from federal and state authorities, and the public's heightened concern for safety and environmental hazards in the petroleum industry represents a significant threat to our Company's stock price performance. We believe that a report to shareholders on the steps our Company has taken to reduce the risk of accidents will provide transparency and increase investor confidence in our Company.

Exhibit C

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

March 21, 2011

Christopher A. Butner
Assistant Secretary and Managing Counsel
Securities/Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road
T-3180
San Ramon, CA 94583

Re: Chevron Corporation
Incoming letter dated January 24, 2011

Dear Mr. Butner:

This is in response to your letter dated January 24, 2011 concerning the shareholder proposal submitted to Chevron by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated February 23, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Robert E. McGarrah, Jr.
Counsel, Office of Investment
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, DC 20006

March 21, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Chevron Corporation
Incoming letter dated January 24, 2011

The proposal urges the board to prepare a report on the steps the company has taken to reduce the risk of accidents. The proposal further specifies that the report should describe the board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

There appears to be some basis for your view that Chevron may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in Chevron's 2011 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Chevron omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1 1). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Chevron relies.

Sincerely,

Hagen Ganem
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

American Federation of Labor and Congress of Industrial Organizations

EXECUTIVE COUNCIL

815 Sixteenth Street. N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 23, 2011

Via Electronic Mail: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Chevron Corporation's Request to Omit from Proxy Materials the Shareholder Proposal of the American Federation of Labor and Congress of Industrial Organizations (AFL-CIO) Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of Chevron Corporation ("Chevron" or the "Company"), by letter dated January 24, 2011, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2011 proxy materials.

I. Introduction

Proponent's Proposal to the Company urges:

> the Board of Directors (the "Board") to prepare a report, within ninety days of the 2011 annual meeting of stockholders, at reasonable cost and excluding proprietary and personal information, on the steps the Company has taken to reduce the risk of accidents. The report should describe the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment. (Emphasis added.)

Chevron's letter to the Commission states that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2011 annual meeting of shareholders. The Company argues that the Proposal, which was filed December 14, 2011, "may be excluded from Chevron's 2011 Proxy Materials pursuant to Rule 14a-8(i)(11) because it substantially duplicates a prior proposal that Chevron intends to include in its 2011 Proxy Materials, or, in the alternative, pursuant to Rule 14a-8(i)(10) because Chevron has substantially implemented the Proposal."

The Proposal before Chevron seeks a report on "the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment." (Emphasis added). Proponent's Proposal has nothing to do with the Company's offshore oil wells---the subject of the "prior proposal." While it is true that Chevron operates both offshore oil wells and oil refineries on land, they are separate and distinct operations.

"The purpose of [Rule 14a-8(i)(II)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). Indeed, the core issues presented by Proponent's Proposal---the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment"--- can hardly be said to be "substantially identical" to a proposal seeking an inventory and cost data on offshore oil wells.

Chevron also claims that it has substantially implemented the Proposal. But the Proposal's main objective--- a report describing the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment---simply doesn't exist. If the Company has in fact compiled such a report, it should make it available to the Commission as part of its No-Action request.

Indeed, the only indication of any Board oversight connected to the Proposal is contained in "Exhibit M," which is attached to the Company's request for a Letter of No-Action to exclude the Proposal. In that Exhibit, the Company states that the Board of Directors' Public Policy Committee is responsible for "risk management in the context of, among other things, legislative initiatives, environmental stewardship, employee relations, government and non-government organization relations, and Chevron's reputation." As for the Company's website, there is no indication of Board oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

II. Chevron has received two separate and distinct proposals: one, seeking data and costs on its oil drilling operations and other, from the Proponent, seeking a report describing the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

Chevron mischaracterizes the Proposal as one dealing with data on the number of its oil rigs and the costs of oil rig operations. In fact, the plain language of the Proposal states that it is solely concerned with Board oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment. The proposal Chevron received dealing with data and costs of oil drilling rigs bears little resemblance to the Proposal submitted by Proponent.

The Staff has been clear that, in order to provide a basis for exclusion under Rule 14a-8(i)(11) two proposals need not be identical. The proposals before Chevron in the instant case are certainly not identical.

The Staff has also said that proposals with the same "principal thrust or focus" may be substantially duplicative, even if the proposals differ as to terms and scope. See Pacific Gas and Electric Co. (available February 1, 1993) (applying the "principal thrust" and "principal focus" tests); Wal-Mart Stores, Inc. (available April. 3, 2002) (concurring with exclusion of a proposal requesting a report on gender equality because the proposal substantially duplicated a proposal requesting a report on affirmative action policies and programs.

Chevron lists the following elements of the "prior proposal." (These elements constitute its principal thrust.):

a) The numbers of all offshore oil wells (exploratory, production and out-of-production) that Chevron Corporation owns or has partnership in

b) Current and projected expenditures for remedial maintenance and inspection of out-of production wells

c) Cost of research to find effective containment and reclamation following marine oil spills

The Proponent, however, has submitted a Proposal asking for a report on a completely different subject, namely, the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment. The principal thrust of the "prior proposal" is on oil drilling rigs and data describing their numbers and costs. The principal thrust of Proponent's Proposal is Board oversight of process safety and staffing of refineries. Not only are the two proposals dealing with separate and distinct components of Chevron's operations, but the requested reports sought by each proposal do not deal with the same "principal thrust." The "prior proposal" seeks an inventory and cost data on oil drilling rigs, while the Proponent's Proposal seeks a report on Board oversight of process safety and staffing at Chevron's oil refineries.

III. Chevron has not substantially implemented the Proposal because it has not reported on the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

The core of this Proposal is a report on the Board's oversight of critical components of refinery operations. Chevron's January 24, 2011, letter to the Commission, stating its intention to omit the Proposal, however, relies entirely upon the information it has already reported on its website. There is no report on the Board's oversight of critical matters of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

The Company, in fact, has not substantially implemented the Proposal because the Proposal's main objective--- a report describing the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment-simply doesn't exist. If the Company has, in fact, compiled such a report, it should make it available to the Commission as part of its No-Action request.

ConocoPhillips (available January 31, 2011) involved an identical proposal to the Proposal before Chevron. The Staff was unable to concur with ConocoPhillip's view that it might exclude the proposal under rule 14a-8(i)(10).

A review of the Chevron's website and the documents it has submitted to the Commission, demonstrates that the Company places primary emphasis on its reports entitled Operational Excellence-Achieving World Class Performance; Health and Safety; and its Corporate Social Responsibility Report. Yet a review of those documents finds not one word dealing with Board oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

Moreover, each of the Exhibits cited in the Company's Letter to the Commission reveals similar statements of intention, but no description of the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment, let alone the data considered in that oversight. For example, Chevron describes its Operational Excellence Management System (OEMS) as

> the company's uniform approach to systematic management of safety, health, the environment, reliability and efficiency. Lloyd's

Register Quality Assurance. Inc., attested that OEMS IS Implemented throughout the corporation and that It meets all the requirements of both the International Organization for Standardization's environmental management systems standard (ISO 14001) and the Occupational Health and Safety Assessment Series requirements for occupational health and safety management (OHSAS 18001).

Chevron's OEMS appears to address virtually all environmental and safety aspects of the Company's operations. This is a comprehensive system. It is not, however, a report on process safety management, staffing levels, inspection and maintenance of refineries and other equipment, nor does it describe Board oversight of these matters.

The same is true for the Company's description of the Board's Committee on Public Policy. It describes process, but not a report or results. Even the reported process-the Committee "routinely discusses risk management in the context of, among other things, legislative initiatives, environmental stewardship, employee relations, government and non-government organization relations, and Chevron's reputation" ---is opaque. In its submission to the Commission, the Company does not present any data on the total numbers of injuries and fatalities.

IV. Upon receiving an identical shareholder proposal from the Proponent, Sunoco, Inc. agreed to report on Board oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

Proponent filed an identical proposal at Sunoco, Inc. for inclusion in that company's 2011 proxy statement. Rather than contest the proposal before the SEC, Sunoco's response was to begin a dialogue with the Proponent. The result was an agreement by Sunoco to report on the information sought by the Proposal and Proponent's agreement to withdraw the proposal (attached). In brief, Sunoco will now report to shareholders on its Tier 1 and Tier 2 Process Safety events as well as the metrics involved in determining these events.

Sunoco will also disclose the number of pressure vessels and relief device inspections that have been overdue for inspections at refineries and other production facilities. In addition, Sunoco, unlike ConocoPhillips, will disclose in its 2012 Corporate Social Responsibility Report its worker fatigue policy and the steps it will take to implement that policy with the union representing its affected employees, the United Steelworkers.

While it is a fact that Chevron also publishes a Corporate Social Responsibility report, it is silent on each of the matters that Sunoco will now disclose. Neither the Chevron Corporate Social report, nor the Company's SEC filings describe Board oversight of the important safety information sought by the Proposal.

V. Conclusion

Chevron has not met its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g). The Proposal, which deals with the Company's oil refineries and the Board's oversight of process safety management, staffing levels, inspection and maintenance is not substantially identical to the "prior proposal" which seeks data and costs on the Company's offshore oil drilling rigs. It may not be excluded under Rule 14a-8(i)(11).

While the Company states that it already provides the information sought by the Proposal, a review of its filings with the SEC and its website demonstrate that it has not provided the core element of the Proposal, namely, a report describing the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment. Consequently, Chevron has not substantially implemented the Proposal. It may not exclude the proposal pursuant to Rule 14a-8(i)(10).

Please call me at 202-637-5335 if you have any questions or need additional information regarding this matter. I have sent copies of this letter for the Commission Staff to shareholderproposals@sec.gov, and I am sending a copy to the Company.

Robert E. McGarrah, Jr.
Counsel, Office of Investment

Attachment

cc: Christopher A. Butner

REM/sdw
opeiu #2, afl-cio

Sunoco, Inc.

December 20, 2010

Via Facsimile

Mr. Daniel F. Pedrotty
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, D.C. 20006

Re: Withdrawal of Shareholder Proposal from the AFL-CIO Reserve Fund

Dear Mr. Pedrotty:

Our dialogue with regard to the AFL-CIO Reserve Fund's Proposal to improve safety and risk management reporting at Sunoco has been very productive. Sunoco has been committed to reporting and transparency in the health, environment and safety areas for many years and as such, has been publishing a Corporate Responsibility Report since 1992. As a result of our discussions, the Company has agreed to additional enhancements to improve reporting and transparency with regard to the oversight of process safety management, inspection and maintenance of refineries and other equipment, and refinery staffing levels and fatigue. Sunoco's 2011 Corporate Responsibility Report will:

* Report on the tracking and categorization of Tier 1 and Tier 2 Process Safety Management (PSM) events at refineries and other production facilities. The report will also describe the metrics used to produce these PSM events.

* Disclose the number of pressure vessels and relief device inspections that have been overdue for scheduled inspections at refineries and other production facilities. Sunoco will include a narrative explaining the inspection procedures in place at its refineries.

* Disclose and explain the Company's worker fatigue policy as well as an action plan to work with the United Steelworkers to develop a tracking system to report on the Company's performance in implementing the policy for the 2012 Corporate Responsibility Report. The types of metrics Sunoco will consider for inclusion in the 2012 Report may include metrics such as the following: open positions in process areas, exceptions to the fatigue policy, and the percentage of workers that are working the maximum amount of overtime or the maximum number of consecutive days allowable under the fatigue policy.

Exhibit C

The Fund has agreed to withdraw the Proposal as a result of these agreements. I would appreciate it if you would sign below, to confirm that the Proposal is withdrawn, and return a signed copy to me by facsimile at (866) 884-0297 no later than 5:00 p.m. Eastern time today, Monday December 20.

Thank you for the productive discussions regarding the Proposal and your interest in Sunoco. We all agree that these commitments will inure to the benefit of Sunoco, its employees and its shareholders.

Sincerely,

Vincent J. Kelley
SVP, Engineering & Technology

On behalf of the AFL-CIO Reserve Fund, I hereby confirm the withdrawal of the above- referenced Proposal

Daniel F. Pedro
Director
Office of Investment

Chevron Christopher A. Butner Corporate Governance
Assistant Secretary & Chevron Corporation
Managing Counsel, 6001 Bollinger Canyon Road
Securities / T-3180
Corporate Governance San Ramon, CA 94583

Tel: 925-842-2796

Fax: 925-842-2846
Email: cbutner@chevron.com

January 24, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Chevron Corporation
Stockholder Proposal of American Federation of Labor and Congress of Industrial Organizations
Exchange Act of 1934-Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Chevron Corporation ("Chevron") intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Stockholders (collectively, the "2011 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by the American Federation of Labor and Congress of Industrial Organizations (the "Proponent").

Pursuant to Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Chevron intends to file its definitive 2011 Proxy Materials with the Commission and have concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if it elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to Chevron,

THE PROPOSAL

The Proposal, received on December 14, 2010, and attached to this letter as Exhibit A together with related correspondence from the Proponent, requests that:

[T]he Board of Directors (the "Board") prepare a report, within ninety days of the 2011 annual meeting of stockholders, at reasonable cost and excluding proprietary and personal information, on the steps the Company has taken to reduce the risk of accidents. The report should describe the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from Chevron's 2011 Proxy Materials pursuant to Rule 14a-8(i)(11) because it substantially duplicates a prior proposal that Chevron intends to include in its 2011 Proxy Materials, or, in the alternative, pursuant to Rule 14a-8(i)(10) because Chevron has substantially implemented the Proposal.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(11) Because It Substantially Duplicates the Prior Proposal.

On December 2, 2010, Chevron received a stockholder proposal for inclusion in its 2011 Proxy Materials from James and Marjorie Hoy requesting a report concerning the risks of accidents in Chevron's offshore oil exploration and production activities (the "Prior Proposal"). Subsequently, on December 14, 2010, Chevron received the instant Proposal.

The Prior Proposal, attached to this letter as Exhibit B together with related correspondence, requests that the Company prepare and deliver to stockholders a report that includes:

a) The numbers of all offshore oil wells (exploratory, production and out-of-production) that Chevron Corporation owns or has partnership in
b) Current and projected expenditures for remedial maintenance and inspection of out-of-production wells
c) Cost of research to find effective containment and reclamation following marine oil spills.

Rule 14a-8(i)(11) provides that a stockholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." "The purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). The test for substantially duplicative proposals is whether the core issues to be addressed by the proposals are substantially the same. See, generally, The Proctor & Gamble Co. (avail. Jul. 21, 2009); JP Morgan Chase & Co. (avail. Mar. 18, 2009); Qwest Communications Int'l, Inc. (avail. Mar. 8, 2006); Pacific Gas & Electric Co. (avail. Feb. 1, 1993).

Proposals need not be identical to be excludable under Rule 14a-8(i)(11). Instead, the Staff has consistently taken the position that proposals that have the same "principal thrust" or "principal focus" may be substantially duplicative under Rule 14a-8(i)(11) even if the proposals differ as to terms or scope. For example, in Chevron Corp. (avail. Mar. 23, 2009), the Staff concurred that Chevron could exclude from its proxy statement a proposal requesting that Chevron prepare a report on "the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest" because it substantially duplicated an earlier received proposal requesting that Chevron "publicly adopt quantitative, long-term goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations" and that Chevron report on its plans to achieve those goals. Chevron successfully argued that although phrased differently the principal thrust or principal focus of the proposals was to reduce Chevron's greenhouse gas emissions. See also General

Motors Corp. (avail. Mar. 13, 2008) (concurring in exclusion of proposal requesting "that a committee of independent directors. assess the steps the company is taking to meet new fuel economy and greenhouse gas emission standards for its fleets of cars and trucks, and issue a report to shareholders" in favor of prior proposal requesting that "the Board of Directors publicly adopt quantitative goals, based on

current and emerging technologies, for reducing total greenhouse gas emissions from the company's products and operations; and that the company report to shareholders"); Merck and Co., Inc. (avail. Jan. 10, 2006) (concurring in exclusion of proposal requesting that company "adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based" in favor of prior proposal requesting that "the Board of Directors take the necessary steps so that NO future NEW stock options are awarded to ANYONE").

Although phrased differently, the principal thrust or principal focus of the Prior Proposal and the Proposal is the same: how Chevron is addressing the risk of accidents from its operations. Both proposals request reports relating to these risks. The Prior Proposal requests a report that includes "the current and projected expenditures for remedial maintenance and inspection of out of production wells" and the "costs of research to find effective containment and reclamation following marine oil spills." The Proposal requests a report concerning "steps the Company has taken to reduce the risks of accidents" as well as "process safety management, staffing levels, inspection and maintenance of refineries and other equipment." The core subject matter of the two reports is the same, and the content of the two reports would substantially overlap. In addition, the purpose of the proposed reports is the same: greater transparency in accident risk reporting and protection of stock value. The Prior Proposal is intended to give stockholders information relative to the "exceptional risk associated with offshore drilling" because these risks "can be unpredictable and detrimental to corporation stock value." The Proposal is intended to "provide transparency" and "increase investor confidence" in Chevron. Also, the concerns animating the proposals are the same: concern for safety and the environment. The Prior Proposal speaks of "extraordinary economic, environmental and human community disruption" and highlights specifically the Deepwater Horizon incident and Chevron's own safety violations. The Proposal similarly speaks of "petroleum industry accidents" and "safety violations," and also highlights specifically the Deepwater Horizon incident and Chevron's own safety violations.

The fact that the Proposal does not specifically mention offshore oil drilling as does the Prior Proposal, or that the Prior Proposal does not specifically mention oil refineries as does the Proposal does not alter the analysis under Rule 14a-8(i)(11). The Staff has concluded that Rule 14a-8(i)(11) is available even when one proposal touches upon matters not addressed in the other proposal. See, for example, The Proctor & Gamble Company (avail. July 21, 2009) (concurring with exclusion of proposal requesting adoption of a "triennial executive pay vote program," and institution of a triennial compensation committee forum with stockholders in favor of prior proposal merely calling for annual say-on-pay vote); Cooper Industries Ltd. (avail. Jan. 17, 2006) (concurring in exclusion of proposal requesting that company "review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings" in favor of prior proposal requesting that the company "commit itself to the implementation of a code of conduct based on ILO human rights standards and United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights").

Moreover, it is irrelevant that the scope of the report requested in the Proposal is arguably broader than the scope of the report requested in the Prior Proposal because the principal thrust or principal focus of the proposals remains the same. See for example, General Motors Corp. (avail. A pr. 5, 2007) (concurring with exclusion of proposal requesting report outlining company's political contribution policy along with statement of non-deductible political contributions made during the year in favor of prior proposal requesting annual statement of each political contribution); General Electric Co. (avail. Jan. 22, 2003) (concurring in exclusion of proposal that board "review and report upon altering executive

compensation policies to consider freezing executive salaries during periods of large layoffs, establishing a maximum ratio between the highest paid executive officer and the lowest-paid employee and seeking shareholder approval for executive severance or retirement plans exceeding two times annual salary" in favor of prior proposal requesting that the "Compensation Committee prepare a report comparing the total

compensation of the company's top executives and its lowest paid workers"); Wal-Mart Stores, Inc. (avail. Apr. 3, 2002) (concurring with exclusion of proposal requesting report on gender equality in favor of prior proposal requesting report on affirmative action policies and programs).

Finally, because the Proposal is substantially duplicative of the Prior Proposal there is a risk that Chevron's stockholders may be confused when asked to vote on both proposals. If both proposals were included in Chevron's 2011 Proxy Materials, stockholders would assume incorrectly that there must be substantive differences between the two proposals and the requested reports. Thus, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), Chevron believes that the Proposal may be excluded as substantially duplicative of the Prior Proposal.

The Proposal May Be Excluded under Rule 14a-8(i)(10) Because Chevron Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. See, e.g., Exelon Corp. (avail. Feb. 26, 2010); Anheuser-Busch Companies, Inc. (avail. Jan. 17, 2007); ConAgra Foods, Inc. (avail. Jul. 3, 2006); Johnson & Johnson (avail. Feb. 17, 2006); Talbots Inc. (avail. Apr. 5, 2002); Masco Corp. (avail. Mar. 29, 1999). Differences between a company's actions and a stockholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. See Hewlett-Packard Co. (avail. Dec. 11, 2007); Johnson & Johnson (avail. Feb. 17, 2006).

The Proposal requests that the Board prepare a report "on the steps the Company has taken to reduce the risk of accidents." The Proposal does not define "accidents," although its supporting statement includes a reference to "petroleum industry accidents." From this and the other statements in the Proposal, it appears that the proposed report is to be principally concerned with Chevron's environmental and safety risk identification, management and mitigation efforts. Chevron has satisfactorily addressed both the proposal's underlying concerns and its essential objective through disclosure of information on its external Web site (www.chevron.com) and its annual Corporate Responsibility Report.

Chevron's Web site includes numerous individual pages that directly address Chevron's efforts to "reduce the risks of accidents":

* Operational Excellence-Achieving World Class Performance (available at

and attached hereto as Exhibit C)
describes Chevron's systematic management process for protecting the safety and health of people and the environment and conducting our operations reliably and efficiently. Related pages and information include;

o Tenets of Operation (available at
and
attached hereto as Exhibit D) describes Chevron's 10 tenets of operational performance that are based on two basic principles: Do it safely or not at all; and

There is always time to do it right.

o 13 Elements of Operational Excellence (available at
and
attached hereto as Exhibit E) describes the 13 operational guidelines that support

Chevron's operations. These include security of personnel and assets, safe operations, reliability and efficiency, environmental stewardship, emergency management, and compliance assurance.

o Independent Verification (available at

and attached hereto as Exhibit F) describes Chevron's process for third party verification of its environmental and operational safety standards.

* Environment (available at and
attached hereto as Exhibit G) describes Chevron's environmental stewardship practices and policies. This page also describes Chevron's Environmental, Social and Health Impact Assessment Process which is applied to all of Chevron's major capital projects. As described on the Web site, this process evaluates the impacts of capital projects to surrounding communities, natural resources, biodiversity, air quality, land use, waste management, noise and public health. ESHIA also identifies opportunities for avoiding, reducing and mitigating potentially negative impacts and for enhancing project benefits. This page also describes Chevron's policies and practices respecting water use, site closure and remediation, renewable, environmental education, and emergency preparedness and response.

Health and Safety (available at and
attached hereto as Exhibit H) describes Chevron's procedures for ensuring safe and healthy operations. Also described on this page are Chevron's Zero is Attainable and Fitness for Duty programs.

Taking Pride in Reliable Refineries (available at:
and attached hereto as
Exhibit I) describes the technology that supports Chevron's safe and efficient operation of its refineries.

Chevron 's Response to the BP Accident in the Gulf of Mexico (available at
and attached
hereto as Exhibit J) contains information relating to Chevron's direct and indirect support for responding to the Deepwater Horizon incident. Related pages and information include:

o Operating Safely in Deepwater (available at

and attached hereto as
Exhibit K) includes transcripts of Congressional testimony and statements by Chevron's CEO following Deepwater Horizon. These materials include a summary of Chevron's internal review of its own risk assessment and safety practices and procedures.

In addition, Chevron's annual Corporate Responsibility Report includes detailed information about Chevron's efforts to "reduce the risks of accidents." Our most recent report, published in Spring 2010 includes the following:

* Chevron's Operational Excellence Management System (page 2) describes Chevron's systematic management process for protecting the safety and health of people and the environment and conducting our operations safely, reliably and efficiently. Among other things noted, " in 2007 [Chevron] voluntarily undertook a systematic approach to

identifying and managing risks. During our initial review, we identified 307 potential risks that warranted additional action."

Environmentally Sound Development (pages 16-22) describes Chevron's processes and procedures for protecting the environment and operating in a safe and efficient manner. Discussed in these pages are Chevron's Environmental, Social and Health Impact Assessment Process, Operational Excellence Management System, water stewardship and use guidelines, and site closure and remediation plans.

* Petroleum Spills, Fines and Settlement (page 18) quantifies Chevron's petroleum spills and fines and settlements over the last several years.

Copies of these pages of the Corporate Responsibility Report are attached to this letter as Exhibit L.

The Proposal also requests that the report describe the Chevron Board's oversight of risk, specifically "safety management, staffing levels, inspection and maintenance of refineries and other equipment." Chevron's annual proxy statement includes substantial disclosure about the role of Board in risk oversight, the particular risk oversight responsibilities of its committees, and the interaction of the Board and Chevron management in identifying, managing and mitigating the risks that face Chevron. A copy of the relevant disclosure from Chevron's most recent proxy statement is attached as Exhibit M.

The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976) (the "1976 Release"). This principle still applies. All of the materials referenced above demonstrate that Chevron has made publicly available considerable information relative to "the steps the Company has taken to reduce the risks of accidents." Shareholders can access substantially the same information requested in the proposed report by accessing Chevron's Web site, annual Corporate Responsibility Report and other public disclosures. Thus, the Proposal may properly be excluded under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Chevron excludes the Proposal from its 2011 Proxy Materials. If we can be of any further assistance in this matter, please do not hesitate to call me at (925) 842-2796.

Sincerely yours,

Christopher A. Butner
Assistant Secretary and Managing Counsel

Enclosures
cc: Lydia I. Beebe, Chevron Corporation
R. Hewitt Pate, Chevron Corporation
Rob McGarrah, AFL-CIO

Exhibit A

Resolved, that the shareholders of Chevron Corporation (the "Company") urge the Board of Directors (the "Board") to prepare a report, within ninety days of the 2011 annual meeting of stockholders, at reasonable cost and excluding proprietary and personal information, on the steps the Company has taken to reduce the risk of accidents. The report should describe the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

Supporting Statement:

The 2010 BP Deepwater Horizon explosion and oil spill in the Gulf of Mexico resulted in the largest and most costly human and environmental catastrophe in the history of the petroleum industry. Eleven workers were killed when the BP Deepwater Horizon drilling platform exploded. In 2005, an explosion at BP's refinery in Texas City, Texas, cost the lives of 15 workers, injured 170 others, resulting in the largest fines ever levied by the Occupational, Safety and Health Administration ("OHSA") ("BP Faces Record Fine for '05 Refinery Explosion," New York Times, 10/30/2009).

BP's accidents are not unique in the petroleum industry. A 2010 explosion at the Tesoro refinery in Anacortes, Washington, killed seven workers and resulted in more than six months of downtime at the 120,000 barrels per day refinery ("Tesoro Sees Anacortes at Planned Rates by mid-Nov.," Reuters, 11/5/2010). The director of the Washington State Department of Labor and Industry stated that "The bottom line is this incident, the explosion and these deaths were preventable," and levied an initial penalty of $2.39 million ("State Fines Tesoro $2.4 Million in Deadly Refinery Blast," Skagit Valley Herald, 10/4/2010).

We believe that OSHA's national emphasis program for petroleum refineries has revealed an industry-wide pattern of non-compliance with safety regulations. In the first year of this program, inspections of 14 refineries exposed 1,517 violations, including 1,489 for process safety management, prompting OSHA's director of enforcement to declare "The state of process safety management is frankly just horrible" ("Process Safety Violations at Refineries 'Depressingly' High, OSHA Official Says," BNA Occupational Safety and Health Reporter, 8/27/2009). OSHA has recorded safety violations at our Company. Since 2005, OSHA inspectors have revealed 6 serious process safety violations, as well as 14 other violations, 6 of which were categorized as "serious."

http://osha.gov/pls/imis/establishment.inspection_detail?id=314324187&id=313639
940&id=311074876&id=311074728&id=311418974&id=311418057&id=3011272
54&id=308321124&id=308320720

In our opinion, the cumulative effect of petroleum industry accidents, safety violation citations from federal and state authorities, and the public's heightened concern for safety and environmental hazards in the petroleum industry represents a significant threat to our Company's stock price performance. We believe that a report to shareholders on the steps our Company has taken to reduce the risk of accidents will provide transparency and increase investor confidence in our Company.

American Federation of Labor and Congress of Industrial Organizations

December 14, 2010

Sent by Facsimile and UPS

Ms. Lydia I. Beebe, Corporate Secretary
and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Dear Ms. Beebe,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2010 proxy statement of Chevron Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2011 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 1466 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is being sent under separate cover.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Rob McGarrah at 202-637-3900.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/sw
opeiu #2, afl-cio

Attachment

One West Monroe
Chicago, Illinois 60603-5301 AMALGATRUST

Fax 312/267-8775 A division of Amalgamated Bank of Chicago

December 14, 2010

Sent by Fax (925) 842-6047 and US Mail LIB
DEC 29 2010

Ms. Lydia I. Beebe, Corporate Secretary
and Chief Governance Office
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Dear Ms. Beebe,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 1466 shares of common stock (the "Shares") of Chevron Corporation beneficially owned by the AFL-CIO Reserve Fund as of December 14, 2010. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of December 14, 2010. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, AFL-CIO Office of Investment

8550-253

Exhibit B

Investment Hazards of Offshore Oil Drilling

Whereas, offshore oil wells are an important source of oil,

Whereas, offshore oil wells require exceptional drilling technology,

Whereas out-of-control offshore oil wells can cause extraordinary economic, environmental and human community disruption,

Whereas, out-of control offshore oil wells can have devastating impact on corporation stock value, reputation and liabilities of the corporation that owns or is a partner in the well,

Whereas, litigation, reclamation and restitution expenses following an out-of-control offshore oil well can be unpredictable and detrimental to corporation stock value,

Be it Resolved: That the shareholders of Chevron Corporation recommend preparation and delivery to all shareholders a report that includes,

a) The numbers of all offshore oil wells (exploratory, production and out-of-production) that Chevron Corporation owns or has partnership in

b) Current and projected expenditures for remedial maintenance and inspection of out-of production wells

c) Cost of research to find effective containment and reclamation following marine oil spills.

Supporting Statement

BP's out-of-control deepwater drilling rig explosion and subsequent oil spill has brought into focus the hazards of offshore oil production. The BP incident resulted in catastrophic loss of share value and distress sale of corporate assets. Chevron Corporation had an oil spill in the Gulf of Mexico in the 1970's that resulted in massive fines by the U.S. E.P.A. for multiple violations in which blow-out preventers (storm chokes) were not installed. Shareholders need to know the amount of exceptional risk associated with offshore drilling. Furthermore, shareholders need to know the internal planning response of Chevron Corporation's management to the BP disaster. Please vote FOR this proposal for needed information regarding the extraordinary risks associated with offshore oil production.

James B. Hoy

FISMA & OMB Memorandum M-07-16
November 29, 2010

Exhibit C

Certified Mail: Return Receipt Requested

Chevron Corp.
6001 Bollinger Canyon Rd.
San Ramon, CA 94583

Dear Sirs:

We as shareholders in Chevron Corp. submit for inclusion in the 2011 proxy statement for the shareholders' meeting the enclosed proposal and supporting statement. We have been shareholders for more than one year and intend to hold the shares until after the 2011 meeting. Our shares are held in street name by Morgan Stanley in three accounts, including Marjorie A. Hoy IRA.

Very truly yours,

James B. Hoy

Marjorie A. Hoy

Enclosure

cc: John Harrington, Robert van der Plas, et al

JAN-07-2011 14:49 MORGAN STANLEY SMITH BARNEY 352 335 6089 P. 01/01

4965 NW 8th Avenue
Suite A
Gainesville, FL 32605
tel 352 332 9300
fax 352 335 6089
toll free 888 236 9049

MorganStanley
SmithBarney

To: Jim Hoy

From: Doug Marken
Associate Vice President
Financial Advisor

Subject: Ownership of Chevron stock

This letter is confirm that you presently own 3050 shares of CVX held in street name at Morgan Stanley Smith Barney. These share have been held in these accounts for over 12 months.

Please let me know it you have any additional questions.

Sincerely,

Doug Marken

Cc: Christopher A Butner
FAX 925 842 2846

TOTAL P. 01

ASSURANCE STATEMENT

Lloyd's Register Quality Assurance, Inc. (LRQA) was engaged by Chevron Corporation (Chevron) to review Chevron's Operational Excellence Management System (OEMS) against the requirements of the international standard for Environmental Management Systems, ISO 14001, and the internationally recognized specification for Occupational Health and Safety Management Systems, OHSAS 18001. The objectives of the review were to confirm that OEMS has embraced the intent of the requirements and to evaluate the extent to which the OE management system has been Implemented across the Corporation.

Approach

LRQA began their review in 2004. In 2005 LRQA confirmed that the design of OEMS was aligned with ISO 14001 and OHSAS 18001 and had addressed each of the management system elements. In the period 2006 through 2008 LRQA monitored the status of Chevron's OEMS implementation progress through: